YIT Corporation Stock exchange release February 1, 2018 at 08:40
YIT’s Board of Directors confirms outlook and the most significant short-term business risks
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YIT’s Board of Directors confirms outlook and the most significant short-term business risks
The Boards of Directors of YIT Corporation and Lemminkäinen Corporation decided yesterday, on January 31, 2018, to complete the merger of Lemminkäinen and YIT in accordance with the merger plan signed on June 19, 2017. The merger has been entered into the Trade Register and takes effect today, February 1, 2018. The organisational meeting YIT Corporation’s Board of Directors was held February 1, 2018. The company’s outlook for 2018 and the most significant short-term risks were confirmed in the meeting.
Due to the merger of YIT and Lemminkäinen, YIT does not issue numerical guidance for the Group but is issuing a general outlook that describes future development instead. YIT’s outlook is based on assumptions and the management’s estimates of the development of demand in the Group’s operating environment and segments. The Board of Directors will assess, and later announce, whether it is appropriate to issue numerical guidance for the merged company.
Outlook by segments
Housing Finland and CEE: Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years.
Housing Russia: The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. Residential prices are expected to remain low.
Business premises: The rental demand for business premises is expected to remain at the previous year’s level in growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.
Infrastructure projects: Infrastructure construction market is expected to continue to grow slightly from the level of the year 2017.
Paving: The total volume of the paving market is expected to grow slightly in YIT’s operating area.
Partnership properties: Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres.
The adjusted operating profit1 is expected to fluctuate significantly between the quarters. The adjusted operating profit for the first quarter of 2018 is expected to be low due to normal seasonal variation of the combined company.

1 Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in the tables in the Financial Statements Bulletin 2017.

Outlook by regions
Finland
Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years. Location and the price level will continue to play a key role.
The divergent development of apartment prices and demand between growth centres and the rest of Finland is expected to continue. The availability of mortgages is expected to remain good. The increased supply of apartments is anticipated to prevent the overheating of the market and therefore the rise of housing prices.
The rental demand for business premises is expected to remain at the previous year’s level in growth centres. Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.
Renovation is expected to grow moderately due to increasing urbanisation and aging of building stock.
High construction activity has led to increased competition for skilled professionals and the situation is expected to continue. Construction costs are estimated to increase slightly. Construction volume is expected to remain at a high level.
The increased regulation and higher capital requirements imposed on financial institutions may affect construction and property development.
Infrastructure construction market is expected to continue to grow slightly from the level of the year 2017. The Government's decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in infrastructure improve the outlook for both paving and infra projects. The state's planned investments in basic road maintenance are expected to keep demand relatively stable for paving in 2018. Demand for infra projects is maintained by complex infrastructure projects in urban growth centres as well as transport projects and industrial investments.
Russia
The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. In Russia, the low point of the economic cycle is now in the past, but residential demand is anticipated to only improve slowly and price levels are expected to remain low. The improved economic situation is anticipated to have a cautiously favourable impact on the residential market. Expectations of interest rate cuts are expected to influence consumer behaviour. Changes in regulations concerning residential transactions are expected to lead to increased volatility in supply and demand for apartments as well as changes in sales practices.
Demand in Russia is also expected to focus primarily on affordable apartments. Inflation in construction costs is expected to remain moderate.
Construction and repair projects on major roads are expected to maintain demand for paving.
The Baltic and CEE -countries
Residential demand is expected to remain at a good level. Residential prices are estimated to increase further. The prices of plots have increased and competition for plots is expected to remain intense. The availability of financing and low interest rates are expected to continue to support residential demand. The shortage of resources is expected to increase inflation in construction costs. The contracting market for business premises is expected to remain at the current level or decrease slightly in the Baltic countries. In the Baltic countries, the volume of infrastructure construction is expected to continue to grow due to the states’ investments in improving urban and transport infrastructure.

Scandinavia
In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2018. Large-scale road and railway projects are ongoing or planned in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.
In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.
Factors affecting the guidance
The most significant factors on which YIT can answer the market demand are sales and pricing, project management and project risk management, product development and the product offering, measures aiming to reduce production costs, cost management and measures affecting the capital efficiency.
Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate, the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.
Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company's ability to adapt its offering.

The combination and synergies
The combination of YIT and Lemminkäinen is expected to create significant value for the shareholders of the combined company. The total synergies are expected to be approximately EUR 40 million annually, and they are expected to materialise in full by the end of 2020. As the companies have now merged, the sources of synergies and the synergy plans can be specified and verified. The company aims to report the cumulative synergies and specify the synergy timetable in connection with the interim report for the first quarter of 2018, and continue to report the development regularly going forward.
Integration costs of approximately EUR 40 million are expected to have a nonrecurring cash flow impact mainly for the years 2017–2019. In 2017, the adjusting items related to the merger totaled approximately EUR 9.5 million divided into transaction costs of EUR 7.6 million and integration costs of EUR 1.9 million. The company estimates that the majority of integration costs will be booked in 2018. The transaction and integration costs reduce the operating profit, but they do not have an impact on the adjusted operating profit.
The most significant short-term business risks
The general economic development, functioning of the financial markets and the political environment in YIT’s operating countries have a significant impact on the company’s business. Negative development in consumers’ purchasing power, consumer or business confidence, the availability of financing for consumer or business, or general interest rate level would likely weaken the demand for YIT’s products and services. A drop in residential prices or an increase in investors’ yield requirements would pose a risk for the profitability of the company, should these factors materialise.

There is still significant uncertainty related to the economic development of Russia, although the situation seems to have improved. The volatility of the oil price and the ruble, geopolitical tensions and inflation may have an influence on the demand for apartments due to a weakening in purchasing power and consumer confidence. Declining purchasing power and oversupply of apartments also impact the development of residential prices.

In 2017, Finland accounted approximately for 68 per cent of the company’s revenue, which highlights the significance of Finland’s economic development for YIT’s business. The slowing growth of the Finnish economy and the indebtedness of the public sector may weaken consumers’ purchasing power and general confidence, which would have a negative impact on the demand for apartments and business premises. An increase of public sector debt could also make it more difficult to finance infrastructure investments. Investors have played a central role in YIT’s Finnish business in recent years. An increase in price levels, rental accommodation offering and / or weakening in tenant demand on the business premises or residential market and better yield of alternative investments could lead to a significant decrease in investor demand. Increased supply and slowdown of population growth or depopulation can pose a local risk for residential demand.

Ensuring competitive products and services corresponding to customer demand is critical for YIT’s business. Changes in customer preferences and in the competitors’ offerings present risks related to the demand for the company’s products and services. New competitors, business models and products on the housing market may present risks related to the demand for the company’s products and services.

Fluctuations in the price of raw materials may have an impact on financial performance. On of YIT’s single most significant purchased raw material is bitumen, and its price largely depends on the world market price of oil. The company manages the bitumen price risk with contractual terms and derivatives.
Especially in Finland and the CEE countries, the availability of the resources needed for growing the production volume might prevent increasing the production as planned. Competitors’ need for resources also presents a risk of losing key personnel and expertise. The overheating of market, should it materialise, has an impact on price levels and availability of resources.
The preparation of the planned merger takes time from the key personnel, causes uncertainty among employees and activates competitors to recruitment attempts. The company has taken planned measures to mitigate these risks. The total synergies from combining the companies are expected to be approximately EUR 40 million annually, and they are expected to materialise in full by the end of 2020. The assumptions related to the synergy benefits and integration costs are by nature uncertain and liable to numerous significant risks and uncertainties related to business, economy and competition. More detailed information on the risks related to the merger is published in the merger prospectus. The merger prospectus is available on YIT’s website at www.yitgroup.com/.
Most of the company’s business is project business, meaning that successful project management plays an integral role in ensuring the company’s profit. The most significant project management risks are related to factors such as pricing, planning, scheduling, procurement, cost management and, in the company’s self-developed business, also the management of sales risk. YIT’s major business premises and infrastructure projects in Finland, such as the Tripla project, make up a significant share of the company’s expected revenue in coming years, meaning that successful project management in the projects is integral.

Generally increased activity in cyber criminality may cause risks for the company’s operations and information security. Malpractices of personnel may cause losses, financial or other, or risks to other employees.
Changes in legislation and authorities’ permit processes may slow down the progress of projects or prevent them from being realised. There are uncertainty factors related to authorities’ actions, permit processes and their efficiency particularly in Russia and the CEE countries.

The improvement of the capital turnover will continue as a part of normal business. The company’s target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018 compared situation of the end of June 2016. Measures to release capital in a challenging market situation involve the risk of financial losses.

The most significant financial risks are the risks related to foreign exchange rate development and the availability of financing. The availability of financing may be affected by negative development in Scandinavian residential construction market. The Group’s most significant currency risk is related to ruble-denominated investments, that will be covered in more detail in YIT’s Financial Statements 2017 the Capital structure and liquidity position section to be published in February, 2018. More information on financial risks and their management is provided in Note 28 to the financial statements.
Lemminkäinen’s legal proceedings
As a result of the execution of the merger between YIT and Lemminkäinen, all the all assets, debts and liabilities of Lemminkäinen, including on-going litigations, are transferred to YIT. Due to the merger YIT reports a summary of Lemminkäinen’s on-going litigations based on information published by Lemminkäinen. The litigations are covered more extensively in Lemminkäinen’s Financial Statements 2017 bulletin, which is available on YIT’s internet-pages: www.yitgroup.com.
Damages related to the asphalt cartel
On September 6, 2017, the Supreme Court of Finland announced that it had granted leave to appeal to Lemminkäinen and certain cities regarding the legal proceedings concerning the damages related to the asphalt cartel.
On October 20, 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. According to the decisions, Lemminkäinen was entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses.
Lemminkäinen has as such deemed the claims for damages unfounded.
In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth approximately EUR 3.1 million based on the Helsinki Court of Appeal's decisions and the subsequent Supreme Court’s decisions regarding the applications for leave to appeal.
Quotas related to the use of recycled asphalt
On April 11, 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the Lemminkäinen’s Sammonmäki asphalt plant in Finland.

As the District Court, the Court of Appeal viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million.
Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen and one of its employees have requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal's decision.
Quality concerns related to ready-mixed concrete
In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements.
The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.
According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim for compensation from the supplier regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.
Lemminkäinen has not made any provisions for the claims.
Helsinki, February 1, 2018
For further information, please contact:
Kari Kauniskangas, CEO, YIT Corporation, tel. +358 40 570 1313
Ilkka Salonen, CFO, YIT Corporation, tel. +358 400 737 926
Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi
YIT CORPORATION
Hanna Jaakkola
Vice President, Investor Relations
Distribution: Nasdaq Helsinki, major media, www.yitgroup.com
YIT is the largest Finnish and significant North European construction company. We develop and build apartments, business premises and entire areas. We are also specialised in demanding infrastructure construction and paving.  Together with our customers our 10,000 professionals are creating more functional, more attractive and more sustainable cities and environments. We work in 11 countries: Finland, Russia, Scandinavia, the Baltic States, the Czech Republic, Slovakia and Poland. The new YIT was born when over 100-year-old YIT Corporation and Lemminkäinen Corporation merged on February 1, 2018. Our combined annual revenue for 2017 was nearly EUR 3.8 billion. YIT Corporation's share is listed on Nasdaq Helsinki Oy. www.yitgroup.com

IMPORTANT NOTICE
The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.
No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither YIT nor Lemminkäinen, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of YIT, Lemminkäinen, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.
Notice to Shareholders in the United States
The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.

U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.
Notice to Shareholders in the United Kingdom
This release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 43 of the Financial Promotion Order (for example as former shareholders in Lemminkäinen entitled to receive the merger consideration shares in YIT pursuant to the Finnish Companies Act (21.7.2006/624, as amended)), (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the merger consideration shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this release relates, are available only to relevant persons and will be engaged in only with relevant persons.
Notice to Shareholders in the European Economic Area
This release has been prepared on the basis that the offers of the merger consideration shares in any Member State of the European Economic Area ("EEA") other than offers (the "Permitted Public Offers") which were made prior to the Effective Date (as defined in the English language offering circular), and contemplated in the English language offering circular in Finland once the Finnish language merger prospectus had been approved by the competent authority in Finland (this was approved on 24 August 2017) and was published in accordance with the Prospectus Directive, and in respect of which YIT had consented in writing to the use of the English language offering circular, were made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the merger consideration shares. Accordingly any person who made or intended to make an offer in that Member State of the merger consideration shares which were the subject of the offer contemplated in the English language offering circular, other than the Permitted Public Offers, could only do so in circumstances in which no obligation arose for YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. YIT did not authorise, nor does it authorise, the making of any offer (other than Permitted Public Offers) of the merger consideration shares in circumstances in which an obligation arises for YIT to publish or supplement a prospectus for such offer.
In relation to each Member State of the EEA, with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the "Relevant Implementation Date") no offer has been made and will not be made (other than a Permitted Public Offer) of the merger consideration shares which were the subject of the offering contemplated by the English language offering circular to the public in that Member State, except that, with effect from and including the Relevant Implementation Date, an offer of such merger consideration shares was made to the public in that Member State:

a)       to any legal entity which is a qualified investor as defined in the Prospectus Directive;
b)       to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of YIT for any such offer; or
c)       in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no offer of the merger consideration shares was made which would require YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
The expression an offer of the merger consideration shares to the public in relation to any merger consideration shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the merger consideration shares to be offered so as to enable an investor to decide to purchase or subscribe to the merger consideration shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.
In Finland, this release does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive. Any purchase of the merger consideration shares pursuant to the Permitted Public Offer should only be made on the basis of the information contained in the formal prospectus in connection with the merger (the "Prospectus") and any supplement or amendment thereto. The Prospectus relating to the Permitted Public Offer contains detailed information about YIT and its management, as well as financial statements and other financial data. The Prospectus is available at ww.yitgroup.com/en/investors/merger.
The expression "Prospectus Directive" means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the EEA Member State concerned.

Market outlook, next 12 months

Weakened outlook compared to the past 12 months’ development.
Unchanged outlook compared to the last 12 months’ development.
Improved outlook compared to the past 12 months’ development.

	Housing Finland and CEE	Housing Russia	Business premises	Infrastructure projects	Paving	Partnership properties
Finland
Russia
The CEE Countries
The Baltic Countries
Czech Republic, Slovakia, Poland
Scandinavia
Sweden
Norway
Denmark